UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pinduoduo Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.000005 per share

(Title of Class of Securities)

722304 102**

(CUSIP Number)

Qubit GP Limited

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People’s Republic of China

Tel: +86-21-52661300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  CUSIP number 722304 102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “PDD.” Each ADS represents four Class A ordinary shares of the issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	722304 102

1	NAMES OF REPORTING PERSON Qubit GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 370,772,220(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 370,772,220(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,772,220(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)             Represents 370,772,220 Class A ordinary shares directly held by Quantum Dot Limited.

(2)             Calculation is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No.	722304 102

1	NAMES OF REPORTING PERSON Qubit Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 370,772,220(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 370,772,220(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,772,220(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)             Represents 370,772,220 Class A ordinary shares directly held by Quantum Dot Limited.

(4)             Calculation is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No.	722304 102

1	NAMES OF REPORTING PERSON Quantum Dot Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 370,772,220
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 370,772,220
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,772,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(5)    Calculation is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.000005 per share, including Class A ordinary shares represented by ADSs, of Pinduoduo Inc. (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on The Nasdaq Global Select Market under the symbol “PDD.” The principal executive office of the Issuer is located at 28/F, No. 533 Loushanguan Road, Changning District, Shanghai 200051, the People’s Republic of China.

Item 2. Identity and Background.

(a)—(c), (f)     This Schedule 13D is being filed jointly by:

(i)      Qubit GP Limited, a Cayman Islands company (“Qubit GP”);

(ii)     Qubit Partners L.P., a Cayman Islands exempted limited partnership (“Qubit Partnership”); and

(iii)    Quantum Dot Limited, a British Virgin Islands company (“Quantum Dot” and, together with Qubit GP and Qubit Partnership, the “Reporting Persons”).

Each of the Reporting Persons is a party to a joint filing agreement dated as of the date hereof, a copy of which is attached to this Statement as Exhibit 1.

Qubit Partnership is principally engaged in activities relating to the sustainability and governance of the Issuer and the continuity of the vision, mission and value of the Issuer. Qubit GP is the general partner of Qubit Partnership and is principally engaged in managing the business of Qubit Partnership. Quantum Dot is a directly wholly-owned subsidiary of Qubit Partnership and is an investment holding company.

As of the date hereof, Mr. Zheng Huang is the sole director of Qubit GP and the sole director of Quantum Dot. Mr. Zheng Huang, a PRC citizen, is the Chairman of the board of directors of the Issuer.

The principal address of each of the Reporting Persons and the individuals set forth above is c/o 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, 200051, the People’s Republic of China.

(d), (e)    During the past five years, each of the Reporting Persons and the individuals set out in this Item 2 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2020, Quantum Dot acquired, at no consideration, 370,772,220 Class A ordinary shares of the Issuer, through a deed of donation by Pure Treasure Limited, a limited liability company incorporated in Samoa beneficially owned by Mr. Zheng Huang. These Class A ordinary shares were automatically converted from the same number of Class B ordinary shares of the Issuer previously held by Pure Treasure Limited in connection with the transfer pursuant to the Issuer’s currently effective memorandum and articles of association.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety in this Item 4.

The Reporting Persons obtained the Class A ordinary shares reported herein for the purpose of conducting activities to promote and improve sustainability and governance of the Issuer and carry out the vision, mission and value of the Issuer and/or other scientific research or charitable activities. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors the Reporting Persons may deem relevant, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s Class A ordinary shares, conditions in the securities markets, general economic and industry conditions, the need to incentivize management and promote corporate vision, mission and value, the Reporting Persons may decide to acquire additional securities, making investment arrangements with respect to the securities beneficially owned, or to continue to hold its existing position in the securities, all in compliance with applicable legal requirements and restrictions. In connection with these or other factors and any such discussions, the Reporting Person may from time to time, and reserves the right to, consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including by engaging in due diligence and discussing such plans or proposals with the Issuer, its advisors or other third parties.

Item 5. Interest in Securities of the Issuer.

(a)—(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated by reference in this Item 5.  The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on a total of 4,790,504,988 ordinary shares (being the sum of 3,380,760,908 Class A ordinary shares and 1,409,744,080 Class B ordinary shares) of the Issuer outstanding as of the date hereof as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Class A ordinary shares or has the right to acquire any Class A ordinary shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A ordinary shares which it may be deemed to beneficially own.

(c)     Except as disclosed in this Schedule 13D, there has been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d)    Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the Reporting Persons.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is incorporated by reference in its entirety in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1        Joint Filing Agreement, dated July 6, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2020

QUBIT GP LIMITED

	By:	/s/ Zheng Huang
Name: Zheng Huang
Title: Director

QUBIT PARTNERS L.P.

	By:	/s/ Zheng Huang
Name: Zheng Huang
Title: Authorized Representative

QUANTUM DOT LIMITED

	By:	/s/ Zheng Huang
Name: Zheng Huang
Title: Director